

March 22, 2011

Gregory H. Sachs
Chairman, Chief Executive Officer and President
SCG Financial Acquisition Corp.
615 N. Wabash Ave.
Chicago, IL 60611

> **Re:** **SCG Financial Acquisition Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed March 8, 2011**
> **File No. 333-172085**

Dear Mr. Sachs:

We have reviewed your responses to the comments in our letter dated March 3, 2011 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

Summary, page 1

General, page 1

1. We note your disclosure in the ninth paragraph that you are not prohibited from pursuing an initial business combination with a company that is affiliated with your sponsor. Please revise to also clarify if you are prohibited or permitted to partner, submit joint bids or enter into any other similar transaction with your sponsor or a company that is affiliated with your sponsor in the pursuit of an initial business combination. Please also revise the "Sources of target businesses" section on page 63 accordingly.

Manner of conducting redemptions, page 12

2. You state that in no event will you redeem public shares in an amount that would cause your net tangible assets to be less than $5,000,001. Please revise, here and throughout the prospectus, to clarify that if a target requires as a closing condition that you have a minimum net worth or a certain amount of cash, this redemption limitation may be substantially increased which would in turn increase the chance that holders of public shares who elect to redeem may prevent the consummation of a business combination.

3. Your statement that you have no specified maximum redemption threshold is inconsistent with your statement that in no event will you redeem public shares in an amount that would cause your net tangible assets to be less than $5,000,001. Please revise here and throughout the prospectus accordingly.

Risk Factors, page 19

4. Please provide a separate risk factor addressing the risks to holders that are interested in redeeming that a target requires as a closing condition that you have a minimum net worth or a certain amount of cash. In particular, please address the risks that such a condition would increase the probability that a holder would be unable to redeem and therefore have to wait for liquidation or attempt to sell their shares in the open market.

Limitation on redemption rights upon consummation of a business combination, page 24

5. We note your response to our prior comment 5 and reissue in part. We note that the new risk factor appears to simply repeat disclosure included on page 14 under the caption "Limitations on redemption and voting rights of stockholders holding 10% or more of the shares sold in the offering if we hold stockholder vote." Please revise this risk factor so that the heading describes a risk and so that the accompanying paragraph discusses the risk described in the heading. In this regard, we note that your disclosure highlights the provisions' benefits to the company but does not discuss the risks and effects the provisions have on certain of your shareholders.

Use of Proceeds, page 45

6. We note your disclosure in footnote 4 on page 46 that based on the current interest rate environment, you expect approximately $400,000 (after payment of taxes owed on such interest income) to be available to you from interest earned on the funds held in the trust account. We also note the "Use of net proceeds not held in trust" table on page 45 assumes receipt of $1.25 million. Please revise the "Use of net proceeds not held in trust" table to include an additional column which details use of net proceeds not held in the trust account based on the current interest rate environment and your anticipated receipt of approximately $400,000. Please also revise the first full risk factor on page 26 to detail your current expectations regarding the amount of interest anticipated to be earned on the funds held in the trust account.

Management's Discussion and Analysis of Financial Condition, page 54

Liquidity and Capital Resources, page 55

7. We note that your primary liquidity requirements detailed in the first full paragraph on page 56 assumes receipt of the full $1.25 million in interest income. We also note your disclosure in the third full paragraph on page 56 that "if… the amount of interest available to us from the trust account is less than $1.25 million as a result of the current interest rate environment, we may have insufficient funds available to operate our business prior to our initial business combination." Please reconcile your disclosure in the first and third paragraphs with your current expectations regarding the amount of interest anticipated to be earned on the funds held in the trust account. Additionally, if

the current interest rate environment is anticipated to create a short term liquidity shortfall, please revise the third paragraph to more directly address your plans to obtain additional interim financing to operate your business prior to your initial business combination.

Proposed Business, page 59

Business Strategy, page 59

8. We note your response to our prior comment 9 and reissue. We note your disclosure in the second paragraph that you may structure a business combination to acquire less than 100% of the equity interests or assets of the target business, but that you will only consummate the business combination if you will become the controlling stockholder of the target. Please revise to describe what you mean by the terms "controlling stockholder" and "controlling interest." In your descriptions, please provide enough detail such that an investor can understand the types of business combination transactions that will and will not satisfy this control condition. Please revise the Summary section on page 1 and the first paragraph of the "Selection of a target business and structuring of our initial business combination" section on page 64 accordingly.

Comparison of This Offering to Those of Many Blank Check Companies, page 81

Limited Redemption and Voting Rights of 10% Public Shareholders, page 83

9. We note your disclosure in the "Terms of Our Offering" column refers to your "memorandum and articles of association." We also note that similar references are made in the sixth paragraph of the Common Stock section on page 100 and in Section 4.4 of Exhibit 4.4. Please revise these references or advise.

Warrants, page 102

Public Stockholders' Warrants, page 102

10. We note your response to our prior comment 19 and find your legal analysis unpersuasive. Please revise to clarify, here and throughout the prospectus, that the warrants will not be exercisable unless you have an effective registration statement and a current prospectus available unless an exemption is available. Please also state that you are not currently aware of any available exemption. Please also revise Exhibit 4.4, and specifically Section 7.4, to eliminate the reference to Section 3(a)(9) as an available exemption.

Exhibit 5.1

11. We note your disclosure in the first paragraph references "SCG Financial Corp." rather than "SCG Financial Acquisition Corp." Please revise.

12. We note your disclosure in the first paragraph references "Warrant Shares" and that the registration statement does not register the Warrants Shares underlying the Warrants included in the Units. Please revise this paragraph and the remainder of the opinion, and specifically the third numbered paragraph, to remove any references to the Warrant Shares or advise.

13. We note your disclosure in the fourth paragraph of "[o]ur opinion is based on these laws as in effect on the date hereof." Please confirm that you will file the executed version of the opinion on or about the date of effectiveness of the registration statement.

14. Please delete the final sentence of the fourth paragraph, or alternatively, include a carve out for the laws of the State of Delaware and the State of New York.

Exhibit 10.6

15. We note that the Administrative Services Agreement only governs the payment of an aggregate $7,500 per month to Sachs Capital Group LP for office space, secretarial and administrative services. Please confirm whether a separate agreement will govern the payment of up to $7,500 per month to Sachs Capital Group LP or your sponsor for additional overhead expenses incurred on your behalf. If a separate agreement will govern these payments, please file the form of agreement as an exhibit.

     You may contact Kristin Shifflett at (202) 551-3381 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3469 with any other questions.

Sincerely,

Justin Dobbie
Special Counsel

cc: Douglas S. Ellenoff, Esq.
    Ellenoff Grossman & Schole LLP
    Fax: (212) 370-7889